FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of June 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]
Acquisition of Shares in Turkish Non-Life Insurance Company, Fiba Sigorta

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: June 15, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida Manager of Corporate Legal Department

[English Translation]

Acquisition of Shares in Turkish Non-Life Insurance Company, Fiba Sigorta

[English Translation]

June 15, 2010

Corporate Name:	NKSJ Holdings, Inc.
Representatives:	Makoto Hyodo, Chairman and Co-CEO
Masatoshi Sato, President and Co-CEO
Securities Code:	8630, TSE, OSE

Acquisition of Shares in Turkish Non-Life Insurance Company, Fiba Sigorta

NKSJ Holdings, Inc. is pleased to announce it has reached an agreement with Fiba Holding Anonim Sirketi and its affiliates to acquire, through NKSJ Holdings, Inc.’s subsidiary, Sompo Japan Insurance Inc. (hereinafter “Sompo Japan”; Masatoshi Sato, President and CEO), 93.36% of the common shares in Fiba Sigorta Anonim Sirketi (hereinafter “Fiba Sigorta”), a Turkish non-life insurance company. Sompo Japan will also purchase all or any of the remaining 6.64% common shares in Fiba Sigorta if so requested by the relevant shareholders, who are Fiba Sigorta’s current and former directors and employees (hereinafter and together with the purchase from the major shareholder, collectively the “Transaction”).

If all of the common shares in Fiba Sigorta are acquired, the purchase price is 485 million Turkish lira (approximately 28.1 billion yen), which will be the largest ever investment made in an overseas insurance company by the NKSJ Group.

1.	Background to the Share Acquisition

Alongside its domestic non-life and life insurance businesses, the NKSJ group’s overseas insurance businesses are one of its main revenue drivers, and will be actively grown through M&A. Per NKSJ Group’s stated “Medium-Term Targets”, investments of up to as much as 200 billion yen will be made during the three years from 2010 to 2012, with the aim of boosting adjusted consolidated income from overseas insurance business to 16 billion yen in the fiscal year 2014. The Transaction is NKSJ Holding’s first overseas insurance investment following its incorporation.

Turkey is, alongside the BRIC countries, one of the most promising countries for insurance business, with a population of over 72 million1 and a low average age of 29. While its GDP per capita has reached around 10,000 US dollars, the insurance market is still under-penetrated (non-life insurance premiums account for only 1.0%2 of GDP), suggesting significant upside when considered alongside the country’s further economic growth potential. The current size of its non-life insurance market is equivalent to about 630 billion yen and is growing quickly, with an average growth rate of 13% per annum over the last five years.

Fiba Sigorta is a retail-focused non-life insurance company ranked 11th (in terms of gross written premiums) in the Turkish non-life sector. Although Fiba Sigorta was incorporated only 9 years ago, the company has achieved high levels of growth and profitability, recording a 5-year average growth rate of 17.3% in premium income, a 5-year average combined ratio of 91.2% (compared to an industry average of 103.0%) and a 4-year average ROE of 35.8% (as compared to an industry average of 6.5%). Fiba Sigorta has achieved this sustainable growth and profitability through its superior client segmentation and tariffication skills, extensive data-mining capabilities, an advanced and profitable bancassurance business model, and a centralized operational model whereby, for example, claims investigations are handled by head office, and bespoke IT systems monitor effectiveness.

NKSJ Group believes the Transaction enables NKSJ to expand in the fast-growing Turkish non-life insurance market and provides a platform for further business opportunities in the region.

[1]	Source: Turkish Statistical Institute.
[2]	Source: Sigma, Swiss Re.

2.	Overview of Fiba Sigorta

(1)	CEO:	Recai Dalaş
(2)	Head Office:	Istanbul, Turkey
(3)	Year Established:	2001
(4)	Number of Employees:	309 (as of 12/2009)
(5)	Key Financials (Fiscal Year Ended 12/2009, IFRS)
	Total Assets	356.5 million Turkish liras (approx. 20.7 billion yen)
	Gross Written Premium	305.7 million Turkish liras (approx. 17.7 billion yen)
	Income after Tax	27.9 million Turkish liras (approx. 1.6 billion yen)

3.	Overview of the Transaction

Sompo Japan will acquire up to 100% of the issued and outstanding Fiba Sigorta common shares. The total purchase price is 485 million Turkish lira (approx. 28.1 billion yen), which will be funded by the cash reserves of Sompo Japan.

It is anticipated that the acquisition of Fiba Sigorta shares will be completed by October 20103.

[3]

The completion of the Transaction is subject to the satisfaction of conditions set out in an agreement between NKSJ Group and the selling shareholders in Fiba Sigorta, including approvals by relevant authorities in both Japan and Turkey.

4.	Outlook

This transaction will not materially affect the financial results of NKSJ Holdings, Inc. for the fiscal year ended March 31, 2011.

END

Note: The exchange rate used herein is 1 Turkish lira: 58.0 yen.

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risks associated with non-life insurance business, life insurance business, and other businesses in which NKSJ group participates

(3)	Changes to laws, regulations, and systems

(4)	Risk of natural disasters

(5)	Occurrence of unpredictable damages

(6)	Reinsurance risk

(7)	Overseas business risk

(8)	Effects of declining stock price

(9)	Effects of fluctuation in exchange rate

(10)	Effects of fluctuation in interest rate

(11)	Liquidity risk

(12)	Effects of decline in creditworthiness of investment and/or loan counterparties

(13)	Credit rating downgrade

(14)	Litigation risk

(15)	Risk concerning retirement benefit liabilities

(16)	Occurrence of personal information leak

(17)	Damage on business operations by major disasters

(18)	Effects resulting from business integration

(19)	Other risks